

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2018

Jeffrey Mackay
President
TEO Foods Inc.
455 54th Street, Suite 102
San Diego, CA 92114

> **Re: TEO Foods Inc.**
> **Registration Statement on Form S-1**
> **Filed August 13, 2018**
> **File No. 333-226801**

Dear Mr. Mackay:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 submitted August 13, 2018

Prospectus Cover Page, page 1

1.   We note that there is no established public trading market for your common stock. Please revise your prospectus to disclose a fixed price at which shares will be sold until such time as your common stock is listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.

Prospectus Summary, page 3

2.   Please expand your disclosure here and elsewhere as appropriate to clarify the nature and extent of your current and future operations and the timeframe and material costs associated with implementing your plan of operations. In this regard, we note that it does not appear you are currently producing any packaged food products and it is not clear how you intend to produce or source food product offerings in the future. Please also describe the pasteurization/sterilization processes that you will apply to your products for improved shelf life and safety in more detail.

Risk Factors, page 5

3.   Please add a risk factor discussing the risks to the Company if it does not consummate the acquisition of Targa S.A. De C.V.

Our management ranks are thin and losing or failing to add key personnel could adversely affect our business, page 6

4.   We note that Mr. MacKay is your only officer, director and employee. We further note that Mr. Mackay's biographical sketch indicates he does not have any experience in the packaged food industry. Please revise your disclosure here or add another risk factor regarding Mr. Mackay's lack of experience with packaged food companies.

We are controlled by our President/major stockholder Jeffrey Mackay, page 8

5.   Please revise to discuss potential conflict of interests arising from Mr. Mackay's roles as CEO, director, and majority shareholder of both TEO Foods Inc. and TEO Inc.

Business, page 11

6.   We note you make various statements regarding your industry and the benefits of your products compared to product competitors. Please provide us with supplemental support for such statements or revise your disclosure to make clear the basis for the statement. The following are examples of these statements.

- Achieving rapid heat rise times to sterilization temperature and rapid cool time back to near ambient or refrigerated temperature will produce meals that have improved taste, texture, color and nutritional values over conventional sterilization methods.
- Quality related to pasteurized/refrigerated foods will be comparable as these products are not subjected to high sterilization temperatures for extended periods. These products have a consumer perception of being high quality, healthy and nearly fresh prepared foods. Our products will be of equal [or] better quality and have a near fresh taste.
- Our products will have an added safety benefit over the current offerings of refrigerated and frozen products because we will have subjected the products to

>pasteurization/sterilization temperatures; killing off resistant microorganisms that remain viable in traditional frozen and refrigerated products.

Government Regulation, page 15

7.   We note that the sterilization processes you have licensed from TEO Inc. are subject to approval by the FDA. Please expand your disclosure to discuss the FDA approval process and the status of your licensed processes in this approval process. In addition, please describe any other material domestic and international regulations applicable to your operations. See Item 101(h)(ix) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition..., page 16
Liquidity and Capital Resources, page 17

8.   We note your disclosure that over the next twelve months you believe you will require additional capital and anticipated funds from operations to further develop and sustain operations. Given that you had no revenue as of June 30, 2018, please revise your disclosure to specify how you intend to fund your operations over the next year.

Security Ownership of Certain Beneficial Owners and Management, page 20

9.   You tabular disclosure is limited to the beneficial ownership of your common stock. Please revise to also disclose the beneficial ownership of your preferred stock in accordance with Item 403 of Regulation S-K. In addition, we note your tabular disclosure here and under Selling Stockholders reflects that Mr. Mackay has a 7.3% beneficial interest in the company whereas your disclosure on page 8 states that he beneficially owns approximately 73% of your outstanding common stock. Please revise this table and the Selling Stockholders table to reconcile this discrepancy.

General

10.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Klinko, Staff Attorney, at 202-551-3824 or Ethan Horowitz,

Jeffrey Mackay
TEO Foods Inc.
September 7, 2018
Page 4

Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources